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                                                                      EXHIBIT 20



                    PRESS RELEASE ISSUED SEPTEMBER 17, 1996

NEWS RELEASE
                                                       RHODES, INC.
                                                       4730 PEACHTREE ROAD, N.E.
                                                       ATLANTA, GEORGIA 30319


                             FOR IMMEDIATE RELEASE

ATLANTA, GEORGIA                                       SEPTEMBER 17, 1996


                    RHODES, INC. ANNOUNCES MERGER AGREEMENT
                           WITH HEILIG-MEYERS COMPANY

         RHODES, INC. [NYSE SYMBOL "RHD"] announced today that agreement has been reached to merge Rhodes, Inc. with Heilig-Meyers. Following the merger, Rhodes will be a subsidiary of Heilig-Meyers.

         The definitive agreement, which was unanimously approved by the Rhodes' Board of Directors, entitles Rhodes shareholders to receive one Heilig-Meyers common share for every two shares of Rhodes common stock, or an aggregate amount of approximately 4.6 million shares of Heilig-Meyers stock for all currently outstanding Rhodes shares. The merger is subject to Hart-Scott-Rodino clearance, approval by Rhodes shareholders and certain other conditions. The transaction is currently structured as a tax-free exchange of shares.

         The merged companies on a combined basis had sales of approximately $1.5 billion and 824 stores for fiscal year ended February 29, 1996.

         Mr. Lowenstein, Chairman and Chief Executive Officer, stated, "We are very excited about the merger and the continued growth and profitability possibilities that it will provide the combined companies. We believe that the combination will enhance our shareholder value and provide a secure future for our loyal and hardworking employees."

         Rhodes today also reported sales and earnings. The net loss for the second quarter ended August 31, 1996 was $2,683,000, compared with net income of $2,669,000, for the same quarter last year, and net loss for the six months ended August 31, 1996 was $5,343,000 compared with net income of $4,476,000 for the six months last year. Net loss per share was $.29 for the second quarter and $.58 for the six months ended August 31, 1996, compared with earnings per share of $.29 and $.48 for the quarter and six months ended August 31, 1995.
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         Net sales for the quarter ended August 31, 1996 increased to
$119,038,000 from $95,379,000, up 24.8%, compared with the second quarter last year, and to $238,764,000 from $184,818,000, up 29.2% for the six months ended August 31, 1996 compared with last year. Same store sales decreased 10.0% and 8.0%, respectively, for the three months and six months ended August 31, 1996, compared with the same periods last year.

         Heilig-Meyers is the nation's largest publicly held specifically retailer of home furnishings with 755 stores in 26 states and Puerto Rico. Rhodes operates 106 retail furniture stores in 15 Southern, Midwestern and Western states.

CONTACT:   Joel H. Dugan
           (404) 264-4625